FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of September 2005
Commission File Number: ___________________

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____           Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                                 Yes____        No__X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The financial statements attached to this report furnished on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-101979 and 333-127097) and Form F-3 (File No. 333-122236), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:


1. TTI Team Telecom International Ltd. and its Subsidiaries Interim Consolidated Financial Statements as of June 30, 2005.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                TTI Team Telecom International Ltd.


Date: September 1, 2005         By:  /s/ Israel (Eli) Ofer
                                     Israel (Eli) Ofer
                                     Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit             Description
Number              of Exhibit

1.                  TTI Team Telecom International Ltd. and its
                    Subsidiaries Interim Consolidated Financial Statements as of June 30, 2005.

                                    EXHIBIT 1



            TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                               AS OF JUNE 30, 2005


                                 IN U.S. DOLLARS


                                    UNAUDITED




                                      INDEX


                                                               Page

Consolidated Balance Sheets                                 F-2 - F-3

Consolidated Statements of Operations                          F-4

Statements of Changes in Shareholders' Equity                  F-5

Consolidated Statements of Cash Flows                       F-6 - F-7

Notes to Consolidated Financial Statements                  F-8 - F-14



                             - - - - - - - - - - - -


                                                                                           TTI TEAM TELECOM INTERNATIONAL LTD.
                                                                                                         AND ITS SUBSIDIARIES
F-14


CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                        June 30,            December 31,
                                                                                          2005                  2004
                                                                                   ------------------    ------------------
                                                                                        Unaudited             Audited
                                                                                   ------------------    ------------------
     ASSETS

   CURRENT ASSETS:
   Cash and cash equivalents                                                         $  11,347            $    5,472
   Short-term bank deposits                                                              1,647                 2,372
   Marketable securities                                                                17,696                12,626
   Trade receivables (net of allowance for doubtful accounts - $ 8,020 in
     December 31, 2004 and June 30, 2005)                                                4,767                 6,755
   Unbilled receivables                                                                  1,185                 1,491
   Related party                                                                          -                      150
   Other accounts receivable and prepaid expenses                                        2,744                 3,265
                                                                                       ------------------    ------------------

 Total current assets                                                                   39,386                32,131
 -----
                                                                                       ------------------    ------------------

 LONG-TERM INVESTMENTS:
   Long-term bank deposits                                                               1,209                  923
   Investment in a company                                                                 165                  165
   Severance pay fund                                                                    3,105                3,855
   Long-term trade and unbilled receivables                                              3,037                3,268
                                                                                       ------------------    ------------------

 Total long-term investments                                                             7,516                8,211
 -----
                                                                                       ------------------    ------------------

 PROPERTY AND EQUIPMENT, NET                                                             5,286                5,874
                                                                                       ------------------    ------------------

 INTANGIBLE ASSETS, NET                                                                   229                   281
                                                                                       ------------------    ------------------

 Total assets                                                                        $  52,417           $    46,497
 -----
                                                                                       ==================    ==================



The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                                                       June 30,            December 31,
                                                                                         2005                  2004
                                                                                  -------------------   -------------------
                                                                                      Unaudited              Audited
                                                                                  -------------------   -------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit                                                          $       -             $     967
   Trade payables                                                                      3,421                 3,545
   Related party                                                                          63                     -
   Deferred revenues                                                                   6,955                 4,642
   Other accounts payable and accrued expenses                                         5,899                 6,171
                                                                                  -------------------   -------------------

 Total current liabilities                                                            16,338                15,325
 -----
                                                                                  -------------------   -------------------

 ACCRUED SEVERANCE PAY                                                                 3,738                 4,879
                                                                                  -------------------   -------------------

 SHAREHOLDERS' EQUITY:
   Share capital:
   Ordinary shares of NIS 0.5 par value -
     Authorized: 30,000,000 shares at December 31, 2004 and June 30, 2005;
      Issued and outstanding:  11,872,941 shares at  December 31, 2004 and
      June 30, 2005;                                                                   1,794                 1,794
   Preferred shares of NIS 0.5 par value -
      Authorized: 0 and 6,636,391 shares at December 31, 2004 and June 30,
      2005, respectively; Issued and outstanding : 0 and 6,636,391 shares at
      December 31, 2004 and June 30, 2005, respectively; Aggregate liquidation
      preference of $ 14,600 at June 30, 2005                                            754                   -
   Additional paid-in capital                                                         73,446                58,881
   Accumulated other comprehensive loss                                                 (269)                 (226)
   Accumulated deficit                                                               (43,384)              (34,156)
                                                                                  -------------------   -------------------

 Total shareholders' equity                                                           32,341                26,293
 -----
                                                                                  -------------------   -------------------

 Total liabilities and shareholders' equity                                       $   52,417              $  46,497
 -----
                                                                                  ===================   ===================




The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS
---------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                               Three months ended              Six months ended            Year ended
                                                     June 30                        June 30                December 31
                                          ------------------------------ ------------------------------

                                               2005           2004            2005           2004             2004
                                          ------------------------------ --------------------------------------------------
                                                                   Unaudited                                 Audited
                                          ----------------------------------------------------------------------------------

 Revenues:
   Products                                $  5,413     $    4,654       $    10,501    $    12,801    $     21,670
   Services                                   4,805          4,612             8,810          7,904          16,128

                                          ------------- ----------------- -------------- ---------------- --------------------

 Total revenues                              10,218          9,266            19,311         20,705          37,798
 -----
                                          ------------- ----------------- --------------- ---------------- -------------------

 Cost of revenues:
   Products                                   3,201          3,735             6,725          9,856          16,645
   Services                                   2,340          2,687             4,690          4,464           9,719
   Impairment of capitalized software
     development costs                        -              -                  -              -              3,597
                                          ------------- ----------------- --------------- ----------------- ------------------

 Total cost of revenues                       5,541          6,422            11,415         14,320          29,961
 -----
                                          -------------- ---------------- --------------- ----------------- ------------------

 Gross profit                                 4,677          2,844             7,896          6,385           7,837
                                          --------------- --------------- ---------------- ----------------- -----------------

 Operating expenses:
   Research and development, net              2,528          2,819            4,670           5,999          10,744
   Selling and marketing                      2,857          4,984            7,425           9,535          19,220
   General and administrative                 1,636          1,686            3,218           3,251           6,586
                                          ---------------- -------------- ---------------- ----------------- -----------------

 Total operating expenses                     7,021          9,489            15,313         18,785          36,550
 -----
                                          ---------------- -------------- ----------------- ---------------- -----------------

 Operating loss                              (2,344)        (6,645)          (7,417)        (12,400)         (28,713)
 Financial income, net                           34            146              197             346            1,326
                                          --------------- --------------- ----------------- ---------------- -----------------

 Loss before income taxes                   (2,310)        (6,499)           (7,220)       (12,054)         (27,387)
 Income taxes                                   19             34                27             58            2,107
                                          ---------------- -------------- ---------------- ----------------- ---------------

 Net loss                                   (2,329)        (6,533)          (7,247)        (12,112)         (29,494)
 Deemed dividend associated with
   Beneficial Conversion feature of
   Preferred Shares                            -              -             (1,981)          -                 -
                                          ---------------- -------------- ----------------- ---------------- -----------------

 Net loss attributed to Ordinary shares   $ (2,329)       $(6,533)         $(9,228)       $(12,112)        $(29,494)
                                          =============== =============== ==============  =============  =================

 Net loss attributed to Ordinary
    shareholders - basic and diluted      $  (0.20)       $ (0.55)         $ (0.78)        $(1.02)          $(2.48)
                                          =============== =============== ==============  =============  =================

   Weighted average number of shares
     used for computing basic and
     diluted net loss per share to
     ordinary shareholders                 11,872,941     11,872,052       11,872,941      11,872,052         11,872,941
                                          ================ ============== ================ ================= =================

The accompanying notes are an integral part of the consolidated financial statements.


STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

                        Ordinary shares   Preferred shares      Additional   Accumulated
                        ----------------- ------------------
                                                                              other                       Total         Total
                        Number of  Share    Number of   Share    paid-in   comprehhensive Accumulated comprehensive  shareholders'
                        shares     capital  shares      capital  capital      loss **)     deficit        loss         equity
                       ---------- ------- ----------- -------   ---------- --------------- ----------   ------------  ------------

Audited



Balance as of

January 1, 2004        11,872,052 $ 1,794        -       $ -    $ 58,871    $  (214)    $  (4,662)                     $ 55,789

Exercise of stock
options                       889    *) -        -         -          10          -            -                             10
Comprehensive loss:
  Other comprehensive
   loss - unrealized losses
   on available-for-sale
   marketable securities, net   -       -         -         -          -         (12)           -       $    (12)            (12)
 Net loss                       -       -         -         -          -          -          (29,494)     (29,494)       (29,494)
                        ---------- ---------- ---------- ---------- ----------- ---------  ---------- ------------    -----------
Total comprehensive loss                                                                                $ (29,506)
                                                                                                      ===========

Balance as of December
 31, 2004              11,872,941   1,794         -         -      58,881       (226)        (34,156)                     26,293

Unaudited

Issuance of Preferred A
 convertible shares and
 warrants, net                -       -     6,636,391       754    12,584                                                 13,338
Deemed dividend associated
 with Beneficial Conversion
 feature of Preferred
 A shares                     -        -          -          -      1,981           -         (1,981)                        -
Comprehensive loss:
 Other comprehensive loss
 - unrealized losses
 on available-for-sale
 marketablesecurities, net    -         -          -         -         -          (43)           -     $     (43)            (43)
 Net loss                     -         -          -         -         -            -         (7,247)     (7,247)         (7,247)
                       --------  ---------  ---------  --------- ----------   ----------     --------- ----------       ---------
Total comprehensive loss                                                                               $  (7,290)
                                                                                                       =========

Balance as of
 June 30, 2005       11,872,941   $ 1,794   6,636,391     $ 754   $ 73,446      $ (269)     $ (43,384)                   $ 32,341
                     ==========   =======   =========   =======   =========   =========    ===========                  =========

Balance as of
January 1, 2004      11,872,052   $ 1,794          -      $  -    $ 58,871     $  (214)     $  (4,662)                   $ 55,789

Comprehensive loss:
   Other comprehensive
    loss - unrealized losses
    on available-for-sale
    marketable securities,
    net                   -         -             -          -          -         (599)           -    $   (599)             (599)
   Net loss               -         -             -          -          -           -         (12,112)  (12,112)          (12,112)
                     ---------  --------  ----------  --------   --------- --- -------     ----------- ----------       ---------

Total comprehensive loss                                                                              $ (12,711)
                                                                                                       ==========

Balance as
 of June 30, 2004   11,872,052  $ 1,794           -       $ -      $ 58,871      $ (813)    $ (16,774)                   $ 43,078
                    ==========  =======  ========== ==========  ==========     =========   ==========                     ========

*)  Represents an amount lower than $ 1.
**) Accumulated other comprehensive income (loss) on account of unrealized gains
    (losses) on available-for-sale marketable securities. The accompanying notes are an integral part of the consolidated financial statements.


                                                                                               TTI TEAM TELECOM INTERNATIONAL LTD.
                                                                                                             AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                             Six months ended                Year ended
                                                                                 June 30,                   December 31,
                                                                     --------------------------------
                                                                          2005              2004                2004
                                                                     --------------    --------------    ------------------
                                                                                 Unaudited                     Audited
                                                                     --------------------------------    ------------------

 Cash flows from operating activities:

 Net loss                                                            $ (7,247)         $ (12,112)          $ (29,494)
 Adjustments required to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization                                        1,147             2,391               3,530
   Impairment of capitalized software development costs                     -                 -               3,597
   Gain from sale of property and equipment                               (66)                -                  (5)
   Realized gain on available-for-sale marketable securities              (63)             (211)               (271)
   Amortization of premium and accretion interest on
     available-for-sale marketable securities                             (51)              114                 184
   Accrued interest on short-term bank deposits                             -                15                  36
   Severance pay, net                                                    (391)             (159)               (199)
   Deferred tax assets, net                                                 -                43               1,647
   Decrease (increase) in trade receivables                             1,988              (146)              3,983
   Decrease in unbilled receivables                                       306             2,143               5,099
   Decrease (increase) in other accounts receivable and prepaid
     expenses                                                             521              (128)               (327)
   Decrease (increase) in long-term trade and unbilled
     receivables                                                          231               (32)               (230)
   Decrease in trade payables                                            (124)           (1,093)             (1,043)
   Increase (decrease) in related parties                                 213              (639)             (1,326)
   Increase in deferred revenues                                        2,313             1,542               1,051
   Increase (decrease) in other accounts payable and accrued
     expenses                                                            (272)             (310)                  7
                                                                     --------------    --------------    ------------------

 Net cash used in operating activities                                  (1,495)           (8,582)           (13,761)
                                                                     --------------    --------------    ------------------

 Cash flows from investing activities:

 Investment in short-term and long-term bank deposits                   (1,195)           (1,852)            (3,091)
 Proceeds from short-term bank deposits                                  1,634               758              1,676
 Investment in available-for-sale marketable securities                (16,713)           (1,096)            (1,096)
 Proceeds from sale and redemption of available-for-sale
   marketable securities                                                11,714             5,345              7,734
 Purchase of property and equipment                                       (607)             (730)              (925)
 Proceeds from sale of property and equipment                              166                 -                 67
                                                                   --------------    --------------    ------------------

 Net cash provided by (used in) investing activities                    (5,001)            2,425              4,365
                                                                   --------------    --------------    ------------------



The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                             Six months ended                Year ended
                                                                                 June 30,                   December 31,
                                                                     --------------------------------

                                                                          2005              2004                2004
                                                                     --------------    --------------    ------------------
                                                                                 Unaudited                     Audited
                                                                     --------------------------------    ------------------

 Cash flows from financing activities:

 Short-term bank credit                                                     (967)                -                 967
 Proceeds from issuance of Preferred A convertible shares and
   warrants, net                                                          13,338                 -                 -
                                                                     --------------    --------------    ------------------

 Net cash provided by financing activities                                12,371                 -               967
                                                                     --------------    --------------    ------------------

 Increase (decrease) in cash and cash equivalents                          5,875            (6,157)           (8,429)
 Cash and cash equivalents at the beginning of the period                  5,472            13,901            13,901
                                                                     --------------    --------------    ------------------

 Cash and cash equivalents at the end of the period                     $ 11,347           $ 7,744           $ 5,472
                                                                     ==============    ==============    ==================






The accompanying notes are an integral part of the consolidated financial statements.

                                      TTI TEAM TELECOM INTERNATIONAL LTD.
                                                   AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 1:-      GENERAL

              The accompanying unaudited interim consolidated financial statements have been prepared as of June 30, 2005, and for the six and three months then ended in accordance with accounting principles generally accepted in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 5 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

              These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2004 included in Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission ("the annual financial statements").

              The interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

              Results for the six and three months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.


NOTE 2:-      MATERIAL EVENTS IN THE CURRENT PERIOD

              a. On November 29, 2004, the Company entered into definitive agreements ("the Agreements") to obtain 14,600 in equity financing, through the sale of 6,636,391 of Series A Convertible  Preferred shares
                     in a private placement to  institutional  investors
                     ("the  Preferred  Shares").  The Preferred  Shares
                     are  convertible  into  6,636,391 Ordinary  shares.
                     In addition, holders of the Preferred Shares were granted one warrant to purchase 0.4 Ordinary shares at an exercise price of $ 2.50 per share for each Preferred Share owned at any time until January 2011
                     ("the Warrants"). The closing of the investment took place on January 3, 2005. As a result, the holdings of Team Software Industries Ltd. ("Team") in the
                     Company were reduced from 50.22% to 32.21 % of the total shares outstanding.

                     The rights of the holders of the Preferred Shares include:

                     1) Weighted-average anti-dilution protection; 2) Preference in the event of liquidation of the Company;
                     3) Veto rights over certain material actions by the Company; and the right to nominate one member of the Company's Board of Directors.

                     As part of the Agreement, the placement agent of the investment was granted with warrants exercisable for the purchase of up to 371,678 of the Company's Ordinary shares. The placement agent's warrants are exercisable at a price per Ordinary share of $ 2.64, at any time until January 2009.

NOTE 2:-      MATERIAL EVENTS IN THE CURRENT PERIOD (Cont.)

                     In the event that the closing bid price of the Company's Ordinary Shares (as defined in the warrant certificate) equals or exceeds two times the exercise price then in effect for twenty consecutive trading days (as defined in the warrant certificate) (the "Trading Period") and the average trading volume of the Ordinary Shares is at least 100,000 shares during the Trading Period, the Company, upon thirty days prior written notice
                     (the "Notice Period") given to the warrant holder within one business day immediately following the end of such Trading Period, may call the Warrants, at a redemption price equal to $ 0.01 per Ordinary Share then purchasable. Notwithstanding any such notice by the Company, the warrant holder shall have the right to exercise the Warrants prior to the end of the Notice Period.

                     In accordance with APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB No. 14"), the net proceeds received from the investors have been allocated between the Preferred Shares and the Warrants based on their relative fair values, resulting in a value ascribed to the Warrants in the amount of $ 587 and a value ascribed to the Preferred Shares in the amount of $ 18,994.

                     The fair value of the Warrants was estimated at the grant date using a Black-Scholes Option Valuation Model with the following assumptions: risk-free interest rate of 3.8%, dividend yield of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 79% and an expected life of six years.

                     In connection with the issuance of the Preferred Shares and the Warrants, the Company has applied EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments," ("EITF 00-27") which resulted in the recognition of $ 1,981 related to the beneficial conversion feature on the Preferred Shares. The Company accounted for the beneficial conversion feature as a deemed dividend to the preferred shareholders of $ 1,981 and a credit to additional paid in capital.

                     According to the Agreements, the investors have the right to receive payment for liquidated damages if a registration statement on Form F-3 is not declared effective within 90 days (or 120 days in the event the U.S. Securities and Exchange Commission conducts a review) following the closing of the private placement transaction. The Company obtained effectiveness of the registration statement on May 24, 2005. Therefore, since May 4, 2005, the Company has been accruing liquidated damages at a rate equal to 2% of each investor's investment in the Company for each 30 day period, or pro rata for any portion thereof, during the period for which the registration statement was not declared effective.
                     The Company paid liquidated damages at a total amount of $ 194, which was recorded in the second quarter of 2005 as general and administrative expenses.

                     Subsequent to balance sheet date, as of August 16, 2005, 1,457,273 Preferred Shares had been converted into same number of the Company's Ordinary shares.

NOTE 2:-      MATERIAL EVENTS IN THE CURRENT PERIOD (Cont.)

              b. On April 19, 2005, Team has distributed to its shareholders Ordinary shares of the Company that it owned, such that immediately following the distribution, Team held approximately 4.6% of the Company's outstanding share capital.


NOTE 3:-      SIGNIFICANT ACCOUNTING POLICIES

              a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

              b.     Recently issued accounting pronouncements:

                     In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees, " and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

                     In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of FAS 123(R) and contains interpretive guidance related to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

               c. In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Errors Corrections" ("FAS 154"). FAS 154 replaces APB No. 20 "accounting changes" and SFAS No 3 "Reporting Accounting changes in Interim Financial Statements". FAS 154 applies to all voluntary changes in accounting principle, and changes the accounting for and reporting of a change in accounting principle. FAS 154 requires, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This statement also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that FAS 154 will have a material effect on its financial statements.

c.                   Reclassification:

                     Certain amounts from prior year have been reclassified to conform to the current year's presentation.


NOTE 4:-      CONTINGENT LIABILITIES

              a. Securities class action:

                 A shareholder class action lawsuit was filed in September 2004 against the Company, Team Software Industries Ltd. and certain of the Company's executive officers. The lawsuit purports to be a class action filed on behalf of persons who held the Company's shares during the period between May 15, 2001 and November 14, 2002. The complaint alleges that material misrepresentations and omissions concerning the Company's operations and performance artificially inflated the Company's stock price, causing damages to investors. Based on the Company's preliminary review of the complaint, the Company believes that the claims are without merit and intends to vigorously defend itself against the actions. However, this class action is in a very preliminary stage, and the Company's management cannot predict the outcome of this dispute.

              b. Termination of agreements:

                 On November 13, 2002, the Company received a letter of termination from a major customer, regarding an agreement signed on January 30, 2002. The customer also obtained, after a court hearing, the payment of a performance bond issued by a bank on the Company's behalf under the agreement. On January 23, 2003, the bond in the amount of approximately (pound)1,000, was paid to the customer.

              The Company believes that this customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement.

              The Company's management believes, in light of the facts surrounding its relationship with this customer, and based on consultations with and opinions of its legal counsel, that the Company has reasonably good prospects of establishing that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement. The Company cannot currently quantify the amount of damages that it would receive if it were to succeed in a lawsuit against the customer, and the Company cannot estimate the amount of damages that could be sought by the customer in a potential counterclaim. The Company is currently considering its options with respect to the best manner in which to pursue damages from this customer.

              In 2002, the Company also signed an agreement for a similar project with an affiliate of the customer referred to the above. Following a dispute that arose between the Company and such affiliate in 2002, the parties signed a settlement agreement at the beginning of 2004, pursuant to which the parties agreed to terminate the agreement, the Company repaid an amount of (pound) 100 to the customer and the parties waived all claims against each other.

              In 2002, the Company has recorded "trade and unbilled receivables" in the amount of (pound) 7,312 ($ 10,311), as due from these customers. Due to the letter of termination received from the first customer and management's concerns about termination by the second customer, as described above, the Company has classified the receivables in an amount of (pound) 1,695 (as of June 30, 2005 $ 3,037)
              thousand as "long-term trade and unbilled receivables", which represents the amount whose collection is probable, in the management's opinion. The remaining balance of $ 7,456 was expensed in 2002 to doubtful accounts in the statement of operations.

 NOTE 5:-     RECONCILIATION TO ISRAELI GAAP

              The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

              a. Effect on the statement of operations:

                                                                                   Six months ended
                                                                                    June 30, 2005
                                                                 -------------------------------------------------------
                                                                   As reported       Adjustments        As per Israeli
                                                                                                            GAAP*
                                                                 ---------------   ----------------   ------------------
                                                                                        Unaudited
                                                                 -------------------------------------------------------


                      Net loss                                    $       7,247     $      (1,457)     $     5,790
                                                                 ===============   ================   ==================

                      Net loss attributed to Ordinary
                      shareholders - Basic and Diluted            $       (0.78)    $        0.47     $      (0.31)
                                                                 ===============   ================   ==================

                                                                                    Six months ended
                                                                                      June 30, 2004
                                                                 -------------------------------------------------------
                                                                   As reported       Adjustments        As per Israeli
                                                                                                            GAAP*
                                                                 ---------------   ----------------   ------------------
                                                                                        Unaudited
                                                                 -------------------------------------------------------

                      Net loss                                    $      12,112     $         (838)    $     11,274
                                                                 ===============   ================   ==================

                                                                                       Year ended
                                                                                    December 31, 2004
                                                                 -------------------------------------------------------
                                                                   As reported       Adjustments        As per Israeli
                                                                                                            GAAP*
                                                                 ---------------   ----------------   ------------------
                                                                                         Audited
                                                                 -------------------------------------------------------

                      Net loss                                    $      29,494     $      (1,763)     $        27,731
                                                                 ===============   ================   ==================

                     * Amounts in NIS presented in accordance with Israeli GAAP for all periods were translated to US dollars according to the average exchange rate in the corresponding period.

              b. Effect on the balance sheet:

                                                                                      June 30, 2005
                                                                 -------------------------------------------------------
                                                                   As reported       Adjustments        As per Israeli
                                                                                                            GAAP*
                                                                 ---------------   ----------------   ------------------
                                                                                        Unaudited
                                                                 -------------------------------------------------------

                      Total equity                                $      32,341     $         (139)    $      32,202
                                                                 ===============   =================  ==================




 NOTE 5:-     RECONCILIATION TO ISRAELI GAAP (Cont.)

                                                                                    December 31, 2004
                                                                 -------------------------------------------------------
                                                                   As reported       Adjustments        As per Israeli
                                                                                                            GAAP*
                                                                 ---------------   ----------------   ------------------
                                                                                         Audited
                                                                 -------------------------------------------------------


                      Total equity                                $      26,293     $        282     $      26,575
                                                                 ===============   ================   ==================

                     * Amounts in NIS presented in accordance with Israeli GAAP were translated to US dollars according to the exchange rate at the end of the corresponding period.

              c. Material adjustments:

                 The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP, as follows:

                 1) Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost, while current investments in marketable securities are presented at fair value, with changes in fair value charged (or credited) to the income statement. The effect on net loss for the six months ended June 30, 2005, amounted to an increase in loss of approximately $ 43, compared to $ 599 for the second quarter of 2004.

2) According to US GAAP the net loss used to compute the net loss per share is the net loss attributed to Ordinary shareholders after deducting the deemed dividend associated with the beneficial conversion feature of the Preferred Shares. In addition, the Preferred Shares are not included in the computation of the basic net loss per share since the Preferred Shares have no contractual obligation to participate in the Company's losses. According to Israeli GAAP the net loss used to compute the net loss per share is not affected by the deemed dividend and the Preferred Shares are included in the computation of the basic net loss per share.

3) According to US GAAP the Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate. In Israel, no directives were determined for reporting based on functional currency. Since the Company does not comply with Section 29a to opinion 36 of the Institute of Certified Public Accountants in Israel, the Company reports according to Standard 12 and 13 of the Israel Accounting Standard Board in reported NIS.

                                       - - - - - - - - - - -